RENEWABLE ENERGY ACQUISITION CORP.

7078 E. Fish Lake Rd. •  Suite 800 •  Minneapolis •  MN 55311 •  952.541.1155 •  Fax 6122.395.5435

January 22, 2008

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-0304

Attn:	John D. Reynolds, Assistant Director
Mail Stop 3561

Re:	Renewable Energy Acquisition Corp.
Registration Statement on Form SB-2
SEC File No. 333-148204

Dear Mr. Reynolds:

This will serve as our request that the above-referenced registration statement on Form SB-2 of Renewable Energy Acquisition Corp. originally filed on December 20, 2007, be withdrawn effective upon filing of this request with the Commission. Renewable Energy does not intend to proceed with the proposed offering on the terms described in the registration statement. No securities have been sold by Renewable Energy under the Registration Statement.

If you have any questions regarding this matter, please contact our counsel, Mark E. Lehman, at (801) 532-1234.

Sincerely,

/s/ Craig Laughlin

Craig Laughlin, President